Exhibit 99.2

Consolidated Interim Financial Statements of
(Unaudited)

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

For the three-month periods ended May 31, 2015 and 2014

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

Financial Statements

Consolidated Interim Statements of Financial Position	1

Consolidated Interim Statements of Earnings and Comprehensive Loss	2

Consolidated Interim Statements of Changes in Equity	3

Consolidated Interim Statements of Cash Flows	5

Notes to Consolidated Interim Financial Statements	6

Notice:

These interim financial statements have not been reviewed by the Corporation’s auditors.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Financial Position
(Unaudited)

As at May 31, 2015 and February 28, 2015

	May 31,	February 28,
	2015	2015

Assets

Current assets:
Cash	$3,688,537	$4,253,073
Short-term investments	20,045,991	23,372,677
Trade and other receivables	3,662,691	6,172,018
Tax credits receivable	2,226,650	2,571,063
Prepaid expenses	408,217	539,589
Inventories (note 4)	14,064,158	13,383,148
	44,096,244	50,291,568

Property, plant and equipment (note 5)	46,671,226	46,871,217
Intangible assets	1,596,179	1,573,878
Other investment (note 6)	892,110	318,750

Total assets	$93,255,759	$99,055,413

Liabilities and Equity

Current liabilities:
Trade and other payables	$7,654,700	$7,615,346
Loans and borrowings	1,500,225	540,039
Advance payments and deferred revenues (note 7)	1,085,585	1,303,808
	10,240,510	9,459,193

Deferred lease inducements	435,276	450,114
Loans and borrowings	13,161,926	14,006,847
Derivative warrant liability (note 14)	628,107	2,281,508
Total liabilities	24,465,819	26,197,662

Equity:
Share capital	123,686,495	123,685,960
Warrants (note 8)	648,820	648,820
Contributed surplus	27,867,420	27,534,682
Accumulated other comprehensive income (loss)	330,110	(131,250)
Deficit	(100,887,770)	(96,453,762)
Total equity attributable to equity holders of the Corporation	51,645,075	55,284,450

Non-controlling interest (note 9)	10,657,720	11,166,032
Subsidiary warrants and options (note 9)	6,487,145	6,407,269
Total equity attributable to non-controlling interest	17,144,865	17,573,301

Total equity	68,789,940	72,857,751

Commitments and contingencies (note 13)
Subsequent events (note 17)

Total liabilities and equity	$93,255,759	$99,055,413

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month periods ended May 31, 2015 and 2014

	May 31,	May 31,
	2015	2014

Revenue from sales	$2,318,056	$3,691,484
Royalty revenues	386,482	–
Total revenues	2,704,538	3,691,484

Cost of sales (note 4)	(3,546,933)	(3,168,854)
Gross margin	(842,395)	522,630

Other income – from royalty settlement	–	1,633,950
Selling expenses	(719,262)	(821,502)
General and administrative expenses	(2,823,138)	(7,309,435)
Research and development expenses, net of tax credits of $26,000 (2014 - $36,814)	(1,800,237)	(2,065,861)
Results from operating activities	(6,185,032)	(8,040,218)

Finance income (note 10)	1,686,918	4,521,601
Finance costs (note 10)	(467,619)	(604,746)
Net finance income	1,219,299	3,916,855

Loss before income taxes	(4,965,733)	(4,123,363)

Income taxes (note 12)	–	(245,093)
Net loss	(4,965,733)	(4,368,456)

Other comprehensive income (that may be reclassified subsequently to net loss)
Unrealized gain on available-for-sale investment (notes 6 and 14)	461,360	–

Total comprehensive loss	$(4,504,373)	$(4,368,456)

Net loss attributable to:
Owners of the Corporation	$(4,434,008)	$(4,682,872)
Non-controlling interest	(531,725)	314,416
Net loss	$(4,965,733)	$(4,368,456)

Total comprehensive loss attributable to:
Owners of the Corporation	$(3,972,648)	$(4,682,872)
Non-controlling interest	(531,725)	314,416
Total comprehensive loss	$(4,504,373)	$(4,368,456)

Basic and diluted loss per share	$(0.06)	$(0.06)

Basic and diluted weighted average number of common shares	75,351,141	73,248,696

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity
(Unaudited)

Three-month periods ended May 31, 2015 and 2014

	Attributable to equity holders of the Corporation							Attributable to non-controlling interest
					Accumulated
					other			Subsidiary	Non-
	Share capital			Contributed	comprehensive			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	income (loss)	Deficit	Total	and options	interest	Total	equity

Balance, February 28, 2015	75,351,123	$123,685,960	$648,820	$27,534,682	$(131,250)	$(96,453,762)	$55,284,450	$6,407,269	$11,166,032	$17,573,301	$72,857,751

Net loss for the period	–	–	–	–	–	(4,434,008)	(4,434,008)	–	(531,725)	(531,725)	(4,965,733)
Other comprehensive income for the period	–	–	–	–	461,360	–	461,360	–	–	–	461,360
Total comprehensive income (loss) for the period	–	–	–	–	461,360	(4,434,008)	(3,972,648)	–	(531,725)	(531,725)	(4,504,373)

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 11)	–	–	–	292,401	–	–	292,401	124,876	–	124,876	417,277
Exercise of Neptune series 2011-1 warrants (note 8 (a))	33	535	–	–	–	–	535	–	–	–	535
Total contributions by and distribution to owners	33	535	–	292,401	–	–	292,936	124,876	–	124,876	417,812

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti call-options by third parties (note 9 (a)(i))	–	–	–	(4,663)	–	–	(4,663)	–	23,413	23,413	18,750
Expiry of Acasti options (note 11 (e))	–	–	–	45,000	–	–	45,000	(45,000)	–	(45,000)	–
Total changes in ownership interest in subsidiaries	–	–	–	40,337	–	–	40,337	(45,000)	23,413	(21,587)	18,750

Total transactions with owners	33	535	–	332,738	–	–	333,273	79,876	23,413	103,289	436,562

Balance at May 31, 2015	75,351,156	$123,686,495	$648,820	$27,867,420	$330,110	$(100,887,770)	$51,645,075	$6,487,145	$10,657,720	$17,144,865	$68,789,940

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Changes in Equity, Continued
(Unaudited)

Three-month periods ended May 31, 2015 and 2014

	Attributable to equity holders of the Corporation						Attributable to non-controlling interest
							Subsidiary	Non-
	Share capital			Contributed			warrants	controlling		Total
	Number	Dollars	Warrants	surplus	Deficit	Total	and options	interest	Total	equity

Balance at February 28, 2014	61,878,725	$88,745,590	$464,800	$23,386,025	$(62,097,779)	$50,498,636	$7,573,668	$6,980,958	$14,554,626	$65,053,262

Net loss and comprehensive loss for the period	–	–	–	–	(4,682,872)	(4,682,872)	–	314,416	314,416	(4,368,456)

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions (note 11)	–	–	–	795,137	–	795,137	1,366,730	–	1,366,730	2,161,867
Share-based payment transactions with a consultant (note 11 (d))	100,723	280,639	–	(280,639)	–	–	–	–	–	–
Public offering	11,500,000	29,202,687	–	–	–	29,202,687	–	–	–	29,202,687
Private placement	907,000	2,331,541	–	–	–	2,331,541	–	–	–	2,331,541
Total contributions by and distribution to owners	12,507,723	31,814,867	–	514,498	–	32,329,365	1,366,730	–	1,366,730	33,696,095

Change in ownership interests in subsidiaries that do not result in a loss of control
Exercise of Acasti warrants and options by third parties (note 9 (a))	–	–	–	(7,559)	–	(7,559)	–	57,559	57,559	50,000
Exercise of NeuroBioPharm warrants and options by third parties	–	–	–	15,833	–	15,833	–	(10,452)	(10,452)	5,381
Total changes in ownership interest in subsidiaries	–	–	–	8,274	–	8,274	–	47,107	47,107	55,381

Total transactions with owners	12,507,723	31,814,867	–	522,772	–	32,337,639	1,366,730	47,107	1,413,837	33,751,476

Balance at May 31, 2014	74,386,448	$120,560,457	$464,800	$23,908,797	$(66,780,651)	$78,153,403	$8,940,398	$7,342,481	$16,282,879	$94,436,282

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Consolidated Interim Statements of Cash Flows
(Unaudited)

Three-month periods ended May 31, 2015 and 2014

	May 31,	May 31,
	2015	2014

Cash flows used in operating activities:
Net loss for the period	$(4,965,733)	$(4,368,456)
Adjustments:
Depreciation of property, plant and equipment	571,692	86,921
Amortization of intangible assets	27,777	19,493
Stock-based compensation	417,277	2,161,867
Recognition of deferred revenues	(344,766)	–
Amortization of deferred lease inducements	(14,838)	(14,839)
Net finance income	(1,219,299)	(3,916,855)
Realized foreign exchange loss	(38,061)	(46,437)
Income taxes expense	–	245,093
	(5,565,951)	(5,833,213)
Changes in non-cash operating working capital items:
Trade and other receivables	2,509,327	7,335,889
Tax credits receivable	344,413	510,205
Prepaid expenses	131,372	366,750
Inventories	(681,010)	(3,627,673)
Trade and other payables	167,902	2,660,636
Deferred revenues	138,960	–
	(2,954,987)	1,412,594
Income taxes paid	–	(245,093)
Other finance costs paid	(4,710)	(14,518)
	(2,959,697)	1,152,983
Cash flows used in investing activities:
Interest received	17,095	29,423
Acquisition of property, plant and equipment	(526,409)	(9,667,921)
Acquisition of intangible assets	(7,668)	(6,322)
Maturity of short-term investments	3,253,500	500,000
Acquisition of short-term investments	–	(520,086)
Acquisition of an investment in a public company	(112,000)	–
	2,624,518	(9,664,906)
Cash flows from financing activities:
Repayment of loans and borrowings	(5,462)	(4,363)
Proceeds from exercise of subsidiary warrants and options	–	55,381
Proceeds from Acasti call-options	18,750	–
Net proceeds from public offering	–	29,202,687
Net proceeds from private placement	–	2,331,541
Proceeds from exercise of warrants and options	535	–
Interest paid	(221,735)	(152,074)
	(207,912)	31,433,172
Foreign exchange loss on cash held in foreign currencies	(21,444)	(232,007)
Net (decrease) increase in cash	(564,535)	22,689,242
Cash, beginning of period	4,253,072	6,522,366
Cash, end of period	$3,688,537	$29,211,608

Supplemental cash flow disclosure:
Non-cash transactions:
Acquired property, plant and equipment included in trade and other payables	$225,227	$3,948,305
Intangible assets included in trade and other payables	50,470	65,132
Acquired property, plant and equipment by way of a capital lease	16,250	–
Interest capitalized	–	222,645

See accompanying notes to unaudited consolidated interim financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

1.     Reporting entity

Neptune Technologies & Bioressources Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Acasti Pharma Inc. ("Acasti") and NeuroBioPharm Inc. ("NeuroBioPharm") (collectively referred to as the "group"). The group focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical and pharmaceutical industries.

Neptune is a biotechnology corporation engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids ("PUFAs"). Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antartic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune’s distributors who commercialize them under their own private labels and brands primarily in North American, European and Australian nutraceutical markets. Neptune’s lead product, Neptune Krill Oil (NKO®), generally come in capsule form and serve as a dietary supplement to consumers.

The nutraceutical business is currently operating with negative cash flows from operations and the Corporation, in aggregate, had negative cash flows from operating activities in the three-month period ended May 31, 2015 of $3.0 million.

Management believes that its available cash and short-term investments, expected interest income, expected royalty payments and tax credits will be sufficient to finance the Corporation’s operations and capital needs during the ensuing twelve-month period. The main assumption underlying this determination is the resolution of production issues at the Corporation’s plant in order to achieve plant output in a cost effective manner, within the timeframe expected by management.

Should management’s expectations not materialize, further financing may be required to support the Corporation’s operations in the near future, including accessing capital markets or incurring additional debt, an assumption management is comfortable with although there is no assurance that the Corporation can indeed access capital markets or arrange debt financing.

In addition, the Corporation’s subsidiaries are subject to a number of risks associated with the successful development of new products and their marketing, the conduct of clinical studies and their results, the meeting of development objectives set by the Corporation in its license agreements and the establishment of strategic alliances. The Corporation’s subsidiaries will have to finance their research and development activities and clinical studies. To achieve the objectives of their business plans, the Corporation’s subsidiaries plan to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation’s subsidiaries will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. The ability of the Corporation’s subsidiaries to ultimately achieve profitable operations in the longer term is dependent on a number of factors outside the management’s control.

Refer to note 2(d) for the basis of preparation of the financial statements.

2.     Basis of preparation

(a)	Statement of compliance:

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements. These consolidated interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended February 28, 2015.

The consolidated interim financial statements were authorized for issue by the Board of Directors on July 13, 2015.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

2.     Basis of preparation (continued):

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, share-based payment (note 11);

•	Available for sale financial assets which are measured at fair value; and

•	Derivative warrant liabilities which are measured at fair value.

(c)	Functional and presentation currency:

These consolidated interim financial statements are presented in Canadian dollars, which is the Corporation and its subsidiaries’ functional currency.

(d)	Use of estimates and judgements:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•
The use of the going concern basis of preparation of the financial statements. At each reporting period, management assesses the basis of preparation of the financial statements. These financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Corporation will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business (see note 1);

•
Assessing the recognition of contingent liabilities, which required judgment in evaluating whether it is probable that economic benefits will be required to settle matters subject to litigation (see note 13);

•	Determining that the Corporation has de facto control over its subsidiary Acasti (note 9 (a));

•	Assessing the criteria for recognition of tax assets and investment tax credits.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of derivative warrant liabilities (note 14) and stock-based compensation (note 11);

•	Collectability of trade receivables;

•
Valuation of inventories (note 4). The Corporation regularly reviews inventory quantities on hand and records a provision for those inventories no longer deemed to be fully recoverable. The cost of inventories may no longer be recoverable if those inventories have been subject to degradation, if costs of production exceed net realizable value or if their selling prices or forecasted product demand declines. If actual market conditions are less favourable than previously predicted, or if liquidation of the inventory no longer deemed to be fully recoverable is more difficult than anticipated, additional provisions may be required;

•	Estimating the recoverable amount of non-financial assets when an indication of impairment is identified.

Also, the Corporation uses its best estimate to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

3.     Significant accounting policies:

The accounting policies and basis of measurement applied in these consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended February 28, 2015:

New standards and interpretations not yet adopted:

(i)	Financial instruments:

IFRS 9, Financial Instruments, was issued in November 2009. It addresses classification and measurement of financial assets and financial liabilities. In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard removes the January 1, 2015 prior effective date of IFRS 9. The new mandatory effective date will be determined once the classification and measurement and impairment phases of IFRS 9 are finalized. The mandatory effective date is not yet determined; however, early adoption of the new standard is still permitted. In February 2014, a tentative decision established the mandatory effective application for annual periods beginning on or after January 1, 2018. The Corporation has not yet assessed the impact of adoption of IFRS 9 and does not intend to early adopt IFRS 9 in its financial statements.

(ii)	Revenue:

On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers. IFRS 15 will replace IAS 18, Revenue, among other standards. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. The new standard is effective for fiscal years beginning on January 1, 2018, and is available for early adoption. The Corporation has not yet assessed the impact of adoption of IFRS 15, and does not intend to early adopt IFRS 15 in its financial statements.

4.     Inventories:

	May 31,	February 28,
	2015	2015

Raw materials	$8,046,669	$8,678,517
Work in progress	2,056,351	3,420,838
Finished goods	3,338,896	671,727
Spare parts	622,242	612,066
	$14,064,158	$13,383,148

For the three-month period ended May 31, 2015, the cost of sales of $3,546,933 ($3,168,854 for the three-month period ended May 31, 2014) was comprised of inventory costs of $1,813,429 ($3,160,017 for the three-month period ended May 31, 2014) which consisted of raw materials, consumables and changes in work in progress and finished goods, and other unallocated production overheads of $1,733,504 ($8,837 of other costs for the three-month period ended May 31, 2014).

The carrying value of the inventories carried at net realizable value amounts to $2,468,274 as at May 31, 2015 ($6,115,763 as at February 28, 2015).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

5.     Property, plant and equipment:

		Building	Laboratory	Furniture
		and building	and plant	and office	Computer
	Land	components	equipment	equipment	equipment	Total

Net carrying amounts:
February 28, 2015	$228,630	$22,147,885	$24,188,144	$266,055	$40,503	$46,871,217
May 31, 2015	228,630	21,904,212	24,250,986	253,322	34,076	46,671,226

6.     Other investment:

On October 22, 2014, the Corporation received 3,750,000 publicly traded common shares of BlueOcean Nutrascience Inc. ("BlueOcean"), a Canadian company, on the signing of an exclusive world-wide, royalty-bearing, non-transferable License Agreement ("License Agreement").

In April 2015, the Corporation acquired 1,120,000 of the publicly traded common shares of BlueOcean under a private placement transaction of BlueOcean at a subscription price of $0.10 per unit, for a total of $112,000 in cash. Each unit consists of one common share of BlueOcean and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.15 in the first two years following the closing of the private placement transaction. The fair value of the investment has been recorded by the Corporation as Other investment. The investment is classified as available for sale financial instrument. Subsequent changes in the fair value of the investment are recorded through other comprehensive income or (loss).

7.     Advance payments and deferred revenues:

In 2008, the Corporation received a first payment of €500,000 under the terms of a partnership agreement. The agreement foreseed the Corporation’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. An amount of 62.5% of the initial payment is refundable only if the parties fail to meet certain development milestones, prior to the release of the products on the market. The extent of any reimbursement obligations are currently being discussed between Neptune and the partner, but no agreement has been reached. In addition, during the year ended February 28, 2011, the Corporation received an amount of €100,000 which was conditional to the Corporation receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. During the three-month period ended May 31, 2015, due to the confirmation of the end of the project, the Corporation recognized deferred revenues into income of $269,569, representing the non-refundable payments under this agreement. These revenues are included in “royalty revenues” in the consolidated statements of earnings and comprehensive loss. As at May 31, 2015, an amount of $565,331 is included in “advance payments and deferred revenues” in the consolidated statements of financial position related to this agreement (2015 - $847,316).

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

8.     Capital and other components of equity:

(a)	Warrants:

The warrants of the Corporation are composed of the following as at May 31, 2015 and February 28, 2015:

		May 31,		February 28,
		2015		2015

	Number		Number
	outstanding		outstanding
	and exercisable	Amount	and exercisable	Amount

Warrants IQ financing (classified as equity) (i)	750,000	$648,820	750,000	$648,820
Neptune series 2011-1 warrants (classified as equity) (ii)	–	–	188,338	–
Neptune series 2011-2 warrants (classified as equity) (iii)	1,604	–	1,604	–
Neptune series 2011-3 warrants (classified as equity) (iv)	82,813	–	82,813	–
	834,417	$648,820	1,022,755	$648,820

(i)
During the year ended February 28, 2014, as part of the IQ secured loan of $12.5 million, the Corporation agreed to provide IQ with warrants to purchase 750,000 common shares of the Corporation. The warrants are exercisable at an exercise price of $3.37 until December 12, 2019.

(ii)	During the three-month period ended May 31, 2015, 33 Neptune series 2011-1 warrants were exercised for proceeds of $535. The other 188,305 Neptune series 2011-1 warrants expired as at April 12, 2015.

(iii)	Neptune series 2011-2 warrants allow the holder to purchase one Class A share for $10.11 per share until April 12, 2016.

(iv)	Neptune series 2011-3 warrants allow the holder to purchase one Class A share for $8.60 per share until April 12, 2016.

9.     Non-controlling interests ("NCI"):

Changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The differences between the considerations received and the non-controlling interest adjustments are recognized in equity.

(a)      Acasti:

Although the Corporation owns less than 50% of Acasti's shares and less than 50% of the voting power, management has determined that the Corporation controls the entity. Management concluded that the Corporation has control over Acasti on a de facto power basis, because, amongst other things, the remaining voting rights in Acasti are widely dispersed and there is no indication that all other shareholders exercise their votes collectively. As at May 31, 2015 and February 28, 2015, Neptune owned 47.61% and 47.68%, respectively (35.38% and 35.35% on a fully diluted basis, respectively), of Acasti shares and voting rights.

During the three-month period ended May 31, 2015, the Corporation’s participation in Acasti changed as follows:

(i)
Various holders of Acasti call-options exercised their right to purchase Class A shares of Acasti, resulting in the transfer of 75,000 Acasti shares from Neptune and cash proceeds in Neptune of $18,750. The impact of these call-options exercised on the non-controlling interest amounts to $23,413.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

9.     Non-controlling interests ("NCI") (continued):

(a)	Acasti (continued):

During the three-month period ended May 31, 2014, the Corporation’s participation in Acasti changed as follows:

(ii)
Various holders of Acasti options exercised their right to purchase Class A shares, resulting in the issuance of 200,000 shares by Acasti and cash proceeds in Acasti of $50,000. The impact of these options exercised on the non-controlling interest amounts to $57,559.

(b)	Subsidiary options, call-options and warrants:

Subsidiary options, call-options and warrants granted as share-based payments by the Corporation or it subsidiary Acasti:

		May 31,		February 28,
		2015		2015

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Stock options plan (note 11 (e))	4,213,750	$3,927,414	4,296,250	$3,913,047
Restrictive share units (note 11 (f))	181,000	426,516	184,000	361,007
Call-options (note 11 (g))	4,973,500	2,133,215	5,057,500	2,133,215
	9,368,250	$6,487,145	9,537,750	$6,407,269

Other subsidiary warrants outstanding that could impact non-controlling interest in the future:

		May 31,		February 28,
		2015		2015

	Number		Number
	outstanding	Amount	outstanding	Amount

Acasti Pharma Inc.
Series 8 - Public offering warrants 2014 liability classified
(592,500 held by Neptune)	18,400,000	$628,107	18,400,000	$2,281,508
Series 9 - Private placement warrants 2014	1,616,542	–	1,616,542	–
	20,016,542	$628,107	20,016,542	$2,281,508

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

10.   Finance income and finance costs:

(a)	Finance income:

	Three-month	Three-month
	period ended	period ended
	May 31,	May 31,
	2015	2014

Interest income	$33,517	$36,364
Change in fair value of derivative warrant liability (note 14)	1,653,401	4,485,237
Finance income	$1,686,918	$4,521,601

(b)	Finance costs:

	Three-month	Three-month
	period ended	period ended
	May 31,	May 31,
	2015	2014

Interest charges and other finance costs	$(330,924)	$(21,241)
Foreign exchange loss	(136,695)	(583,505)
Finance costs	$(467,619)	$(604,746)

11.   Share-based payment:

Description of the share-based payment arrangements:

At May 31, 2015, the Corporation had the following share-based payment arrangements:

Share-based payments on shares of the Corporation:

(a)	Corporation stock option plan:

The Corporation has established a stock option plan for directors, officers, employees and consultants. The exercise price of the stock options granted under the plan is not lower than the closing price of the common shares listed on the TSX on the eve of the grant. The terms and conditions for acquiring and exercising options are set by the Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The Corporation’s stock-option plan allows the Corporation to issue a number of stock options not exceeding of 15% of the number of common shares issued and outstanding at the time of any grant. The total number of stock options issuable to a single holder cannot exceed 5% of the Corporation’s total issued and outstanding common shares at the time of the grant, with the maximum of 2% for any one consultant.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

11.   Share-based payment (continued):

(a)	Corporation stock option plan (continued):

The number and weighted average exercise prices of stock options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at March 1, 2015 and 2014	$3.10	8,045,818	$3.14	8,052,918
Granted	–	–	2.88	20,000
Forfeited	1.80	(2,500)	3.10	(6,250)
Expired	3.45	(1,675,418)	–	–
Options outstanding at May 31, 2015 and 2014	$3.00	6,367,900	$3.14	8,066,668

Exercisable options at May 31, 2015 and 2014	$3.27	4,081,961	$3.17	6,019,168

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

Three-month
period ended
May 31,
2014

Exercise price	$2.88
Share price	$2.64
Dividend	–
Risk-free interest	1.11%
Estimated life	2.51 years
Expected volatility	55.66%

The weighted average fair value of the options granted to employees during the three-month period ended May 31, 2014 was $0.85 and no options were granted to non-employees.

Stock-based compensation recognized under this plan amounted to $285,327 for the three-month period ended May 31, 2015 (2014 - $252,109).

(b)	Corporation Restricted Share Unit (‘’RSUs’’):

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

11.   Share-based payment (continued):

(b)	Corporation Restricted Share Unit (‘’RSUs’’) (continued):

The Corporation’s issued and outstanding RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $3.32 per unit.

	Number of RSU	Number of RSU
RSUs outstanding at March 1, 2015 and 2014	29,875	739,918
Forfeited	(3,000)	–
RSUs outstanding at May 31, 2015 and 2014	26,875	739,918

Stock-based compensation recognized under this plan amounted to $7,074 for the three-month period ended May 31, 2015 (2014 - $543,028).

(c)	Corporation warrants:

As part of the NeuroBioPharm Plan of Arrangement for the acquisition by Neptune of all of the issued and outstanding shares of NeuroBioPharm in February 2015, the rights over NeuroBioPharm warrants and call-options were exchanged for Neptune warrants.

The number and weighted average exercise prices of warrants are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	warrants	price	warrants

Warrants outstanding and exercisable at March 1 and May 31, 2015 and 2014	$13.76	395,931	$–	–

(d)	Share-based payment transactions with a consultant:

During the year ended February 28, 2014, the Corporation entered into a fee agreement with a consultant for its services rendered up to January 31, 2014. As agreed, a portion of the fair value of the services received by the Corporation are settled in common shares. This transaction is within the scope of IFRS 2, Share-based payment. For the three-month period ended May 31, 2015 and 2014, no amount was presented in the share-based payment expense. During the three-month period ended May 31, 2014, the Corporation issued 100,723 shares to the consultant, as a payment of a part of the services rendered to the Corporation, for which an amount of $280,639 was reclassified from contributed surplus to share capital.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

11.  Share-based payment (continued):

Share-based payments on shares of the subsidiary Acasti:

(e)	Acasti stock option plan:

The subsidiary, Acasti, has established a stock option plan for directors, officers, employees and consultants. The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan, the maximum number of options to be issued is 10% of the number of Acasti Class A shares issued and outstanding at the time of any grant. The terms and conditions for acquiring and exercising options are set by Acasti’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months and a gradual and equal acquisition of vesting rights at least on a quarterly basis. The total number of shares issued to a single person cannot exceed 5% of Acasti’s total issued and outstanding shares, with a maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at March 1, 2015 and 2014	$1.53	4,296,250	$1.57	4,911,000
Granted	–	–	1.50	10,000
Exercised	–	–	0.25	(200,000)
Forfeited	1.23	(32,500)	2.75	(6,250)
Expired	2.10	(50,000)	–	–
Options outstanding at May 31, 2015 and 2014	$1.53	4,213,750	$1.63	4,714,750

Options exercisable at May 31, 2015 and 2014	$1.58	3,674,375	$1.55	3,734,500

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the period ended:

Three-month
period ended
May 31,
2014

Exercise price	$1.50
Share price	$1.07
Dividend	–
Risk-free interest	1.14%
Estimated life	2.51 years
Expected volatility	56.67%

The weighted average fair value of the options granted to employees during the three-month period ended May 31, 2014 was $0.27 and no options were granted to non-employees.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

11.   Share-based payment (continued):

(e)	Acasti stock option plan (continued):

The weighted average share price at the date of exercise for options exercised during the three-month period ended May 31, 2014 was $0.94.

Stock-based compensation recognized under this plan amounted to $59,367 for the three-month period ended May 31, 2015 (2014 - $504,201). The amount is included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

(f)	Acasti Restricted Share Unit (‘’RSUs’’):

Acasti has established an equity incentive plan for employees, directors and consultants of Acasti. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, under restricted conditions as may be determined by the Board of Directors of Acasti. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

Acasti’s issued RSUs vest gradually overtime with an expiry date of no later than January 15, 2017, based on a specific rate, depending on each holder’s category. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest, over the vesting period. The fair value of the RSUs granted during the year ended February 28, 2014 was $2.89 per unit.

	Number of RSU	Number of RSU
RSUs outstanding at March 1, 2015 and 2014	184,000	775,001
Forfeited	(3,000)	–
RSUs outstanding at May 31, 2015 and 2014	181,000	775,001

Stock-based compensation recognized under this plan amounted to $65,509 for the three-month period ended May 31, 2015 (2014 - $604,975). The amount is included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

(g)	Acasti call-options:

From time to time, the Corporation awarded incentive call-options over shares it owns in its subsidiary Acasti.

The number and weighted average exercise price of call-options on Acasti shares are as follows:

	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	call-options	price	call-options

Call-options outstanding at March 1, 2015 and 2014	$1.85	5,057,500	$1.71	7,103,750
Exercised	0.25	(75,000)	‒	‒
Forfeited	3.00	(9,000)	‒	‒
Call-options outstanding at May 31, 2015 and 2014	$1.87	4,973,500	$1.71	7,103,750

Call-options exercisable at May 31, 2015 and 2014	$1.84	4,823,500	$1.12	4,734,414

Stock-based compensation recognized under the call-option plan amounted to nil for the three-month period ended May 31, 2015 (2014 - $237,875). The amount is included in the ‘’subsidiary warrants and options’’ of the equity attributable to non-controlling interest.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

12.   Income taxes:

During the three-month period ended May 31, 2014, the Corporation paid foreign income taxes on certain foreign revenue.

13.   Commitments and contingencies:

(a)	Commitments:

(i)
Under the terms of an agreement entered into with a corporation controlled by Mr. Henri Harland, the Corporation is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. For the three-month period ended May 31, 2015, total royalties included in operating expenses amounted to $32,935 (2014 - $54,962). As at May 31, 2015, the balance due to this corporation under this agreement amounts to $208,151 (February 28, 2015 - $175,216). This amount is presented in the consolidated statements of financial position under ''Trade and other payables''.

(ii)
The Corporation rents its premises pursuant to operating leases expiring at different dates from May 31, 2016 to September 30, 2022. Minimum lease payments for the next five years are $632,289 in 2016, $357,801 in 2017, $331,017 in 2018, $331,017 in 2019, $331,017 in 2020 and $772,373 thereafter. The Corporation also has other operating leases expiring at different dates from July 31, 2017 to July 13, 2020. Minimum lease payments under these other operating leases for the next five years are $8,919 in 2016, $8,919 in 2017, $7,677 in 2018, $7,429 in 2019 and $7,429 in 2020.

(iii)
As at May 31, 2015, the Corporation signed agreements amounting to $293,900 with various suppliers with respect to the plant. As at May 31, 2015, the Corporation also signed consulting agreements amounting to $200,000 with various consultants and research and development agreements amounting to $336,333 with various partners and suppliers for them to execute research and various projects.

(iv)
In the normal course of business, Acasti has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products. Acasti initiated research and development projects that will be conducted over a 12 to 24-month period for a total initial cost of $13,030,485, of which an amount of $8,037,464 has been paid to date. As at May 31, 2015, an amount of $368,742 is included in “Trade and other payables” in relation to these projects.

(b)	Contingencies:

(i)
On May 29, 2014, the Corporation and its subsidiaries were served with a lawsuit from Mr. Henri Harland, former President and Chief Executive Officer of the Corporation and its subsidiaries who resigned from all his duties on April 25, 2014. Mr. Harland alleges in his complaint that he was forced to resign and is claiming inter alia, the acknowledgment of the relevant sections of his employment contract, the payment of a sum of approximately $8,500,000 and the issuance of 500,000 shares of each of Neptune, Acasti and NeuroBioPharm, as well as two blocks of 1,000,000 call-options each on the shares held by Neptune in Acasti and NeuroBioPharm in his name. Neptune and its subsidiaries believe the claim as formulated is without merit or cause. On December 11, 2014 Neptune, Acasti and NeuroBioPharm filed their defence and counterclaim alleging inter alia that Mr. Harland’s contract is null and void and that he is owed nothing following his resignation. Should the Court determine that the contract is nonetheless valid, the Corporation’s position, as stated in the defence and counterclaim, is that there was also enough evidence discovered after Mr. Harland’s resignation that would have justified a dismissal for cause and that again, nothing is owed to the plaintiff. No trial date has been set. All outstanding share-based payments held by Mr. Harland have been cancelled during the year ended February 28, 2015. As of the date of these consolidated financial statements, no agreement has been reached and no provision has been recognized in respect of this claim. Neptune and its subsidiaries also filed an additional claim to recover certain amounts from Mr. Harland.

(ii)
On December 15, 2014, Neptune was served with eleven (11) notices of offence issued by the Director of Penal and Criminal Prosecutions (Quebec) in connection with violations to the Quebec Environment Quality Act (CQLR, c. Q-2) for fines totaling approximately $360,000. These alleged offenses are linked to the incident of November 8, 2012 and subject to challenge. On January 13, 2015, Neptune entered a plea of “not guilty” on 10 of the 11 notices and entered a plea of “guilty but contesting the amount of the fine” on 1 of the 11 notices. No trial date has been set. An amount of approximately $16,000 has been recognized in respect of this claim and is included in “trade and other payables” in the consolidated statements of financial position.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

13.   Commitment and contingencies (continued):

(b)	Contingencies (continued):

(iii)
During the year ended February 28, 2015, the Corporation recorded a bad debt expense of $1,838,000 (2014 – $2,193,000) related to one significant customer, for which total trade receivable due at February 28, 2015 of $4,590,000 is now fully provided for (2014 – $4,365,000). In order to recover the money owed to it, Neptune initiated arbitration against this customer in August 2014 in which it claimed the sum of approximately US$3.7 million. In response, the customer asserted in its counterclaim that Neptune owes them at least US$40 million in damages. Neptune intends to pursue its claim and adamantly dispute this customer’s counterclaim which management believes to be frivolous. No hearing dates have been set.

(iv)
In the normal course of operations, the Corporation is involved in various claims and legal proceedings. Although the outcome of these pending cases as at May 31, 2015 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, will not have a material adverse effect on the Company’s financial position or overall trends in results of operations.

14.   Determination of fair values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial and non-financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments.

The fair value of the loans and borrowings comprising: the finance lease liabilities, the secured loan and the refundable contribution obtained under a federal program is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts and was measured using level 3 inputs.

Other investment:

The Corporation measured its investment in BlueOcean at fair value on a recurring basis with changes in fair value recorded in other comprehensive income or (loss). This investment was measured using a level 1 input.

The fair value of the investment in BlueOcean was determined to be $0.17 per share as at May 31, 2015. The change in fair value amounted to a gain of $461,360 for the three-month period ended May 31, 2015 and is accounted for through other comprehensive income or (loss).

Derivative warrant liabilities:

The Corporation measured its derivative warrant liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 input.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

14.   Determination of fair values (continued):

The fair value of Acasti’s public offering warrants 2014 was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	May 31, 2015	February 28, 2015

Exercise price	US$1.50	US$1.50
Share price	$0.33	$0.55
Dividend	–	‒
Risk-free interest	1.08%	1.20%
Estimated life	3.51 years	3.76 years
Expected volatility	61.28%	62.94%

The fair value of the warrants issued was determined to be $0.04 per warrant as at May 31, 2015 ($0.13 per warrant as at February 28, 2015). The change in fair value amounted to a gain of $1,653,401 for the three-month period ended May 31, 2015 and is accounted for in finance income (2014 – gain of $4,485,237 in finance income).

The effect of an increase or a decrease of 5% the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $189,976 or a gain of $170,450 respectively.

The reconciliation of changes in level 3 fair value measurements of financial liabilities is presented in the following table:

	May 31,	February 28,
	2015	2015

Opening balance at March 1, 2015 and 2014	$2,281,508	$10,821,413
Change in fair value gain recognized in finance income	(1,653,401)	(8,539,905)
Closing balance at May 31, 2015 and February 28, 2015	$628,107	$2,281,508

Share-based payment transactions:

The fair value of the share-based payment transactions is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

15.   Operating segments:

The Corporation has three reportable segments structured in legal entities, as described below, which are the Corporation’s strategic business units. The strategic business units offer different products and services, and are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Corporation’s CEO reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Corporation’s reportable segments:

•	Neptune produces and commercializes nutraceutical products.

•	Acasti Pharma Inc. develops and commercializes medical food and pharmaceutical products for cardiovascular diseases.

•	NeuroBioPharm Inc. develops medical food and pharmaceutical products for neurological diseases.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

15.   Operating segments (continued):

Information regarding the results of each reportable segment is included below. Performance is measured based on segment (loss) profit before income tax, as included in the internal management reports that are reviewed by the Corporation’s CEO. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on predetermined rates accepted by all parties involved.

Information about reportable segments:

Three-month period ended May 31, 2015:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales and royalties	$2,699,384	$5,154	$–	$–	$2,704,538
Revenue from internal sales, internal research contracts or royalties	594,136	–	–	(594,136)	–
Depreciation and amortization	(592,332)	(587,844)	(81,325)	662,032	(599,469)
Stock-based compensation	(341,644)	(75,633)	–	–	(417,277)
Finance income	25,296	1,729,747	–	(68,125)	1,686,918
Finance costs	(381,207)	(86,412)	(13,125)	13,125	(467,619)
Reportable segment loss before tax	(4,158,711)	(965,746)	(448,308)	607,032	(4,965,733)
Reportable segment assets	130,647,851	35,158,095	3,209,337	(76,014,134)	93,001,149
Reportable segment liabilities	22,615,259	2,819,889	7,262,595	(8,231,924)	24,465,819

Three-month period ended May 31, 2014:

				Intersegment
	Nutraceutical	Cardiovascular	Neurological	eliminations	Total

Revenue from external sales and royalties	$3,635,411	$56,073	$–	$–	$3,691,484
Revenue from internal sales, internal research contracts or royalties	226,849	–	–	(226,849)	–
Other income from royalty settlement	1,633,950	–	–	–	1,633,950
Depreciation and amortization	(104,741)	(582,380)	(81,325)	662,032	(106,414)
Stock-based compensation	(1,176,145)	(693,812)	(291,910)	–	(2,161,867)
Finance income	21,419	4,662,558	–	(162,376)	4,521,601
Finance costs	(269,389)	(335,357)	(13,125)	13,125	(604,746)
Reportable segment loss before tax	(5,067,630)	1,356,422	(924,936)	512,781	(4,123,363)
Reportable segment assets	139,976,732	43,824,081	3,683,856	(59,984,067)	127,500,602
Reportable segment liabilities	24,987,333	8,444,347	21,544,799	(21,912,159)	33,064,320

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
Notes to Consolidated Interim Financial Statements
(Unaudited)

For the three-month periods ended May 31, 2015 and 2014

15.   Operating segments (continued):

Differences between the sums of all segments and consolidated balances are explained primarily by the cardiovascular and neurological segments operating under licenses issued by the nutraceutical segment, the ultimate owner of the original intellectual property used in pharmaceutical applications. The intangible license assets of the pharmaceutical segments, their amortization charges and royalties are eliminated upon consolidation. Intersegment investments and balances payable or receivable explain further eliminations to reportable segment assets and liabilities.

The nutraceutical segment is the primary obligor of corporate expenses of the group. All material corporate expenses, except financing costs and certain common office expenses, are allocated to each reportable segment in a fraction that is commensurate to the estimated fraction of services or benefits received by each segment. These charges may not represent the cost that the segments would otherwise need to incur, should they not receive these services or benefits through the shared resources of the group or receive financing from the nutraceutical segment.

16.   Related parties:

Transaction with key management personnel:

For the three-month period ended May 31, 2015, a corporation controlled by the Chairman of the Board of Directors rendered consulting services amounted to $10,000 (nil in 2014). As at May 31, 2015, the balance due to this corporation amounts to nil ($50,000 as at February 28, 2015). This amount was presented in the consolidated statements of financial position under “trade and other payables”. These consulting services will stop when a CFO will be appointed.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers. They control 2% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month periods ended May 31, 2015 and 2014:

	2015	2014

Short-term benefits	$306,118	$569,727
Severance	393,000	259,615
Share-based compensation costs	308,512	1,734,715
	$1,007,630	$2,564,057

17.   Subsequent events:

(a)	In June 2015, the Corporation received insurance recoveries relating to the 2012 plant explosion of approximately $724,000.

(b)
On June 1, 2015, the Corporation granted an aggregate of 288,000 incentive stock options under the Corporation’s Stock Option Plan for its Officers and management team. Each option will vest annually over a period of three years and will entitle its holder to purchase one common share of the Corporation at a price of $1.65 until June 1, 2022.

On June 1, 2015, Acasti granted an aggregate of 559,000 incentive stock options under the Acasti’s Stock Option Plan for its Officers and management team. Each option will vest annually over a period of three years and will entitle its holder to purchase one common share of Acasti at a price of $0.45 until June 1, 2022.